AskMeNow, Inc.
26 Executive Park
Suite 250
Irvine, California 92614

July 3, 2007

Via EDGAR

Mr. Michael Clampitt
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AskMeNow, Inc.
Registration Statement on Form SB-2 filed on September 14, 2005 and as amended by
Amendment No. 1 filed  on December 27, 2006
File No. 333-128314

Dear Mr. Clampitt:

AskMeNow, Inc. hereby is providing notice that it has determined to withdraw the registration statement, as amended, referenced above (the “Filing”), effective immediately, and requests the Commission’s consent thereto in accordance with Rule 477 promulgated under the Securities Act of 1933, as amended.

The Company has determined to withdraw the Filing because it believes the costs associated with having the Filing declared effective outweigh the benefits, particularly given the amount of time that has elapsed since the Filing was originally filed with the Commission. To the Company’s knowledge, no securities have been sold pursuant to the Filing.

Please do not hesitate to call me at (949) 861-2590 if you have any additional comments or questions.

Sincerely,

/s/ Darryl Cohen
Darryl Cohen
Chief Executive Officer